Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands provides status update

    MARKHAM, ON, June 13 /CNW/ - CoolBrands International Inc. (TSX: COB)
provides this status update pursuant to the Ontario Securities Commission
Policy 57-603.
    The Company advises of the following development since its last Status
Update. The Company has now changed its independent auditor from BDO Seidman
LLP to PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP will service the
Company from its Toronto, Ontario offices, which is expected to provide a more efficient level of service now that the accounting functions of the Company are located solely in Markham, Ontario. There were no reservations in BDO
Seidman LLP's reports in connection with the audits of the two most recently completed fiscal years of the Company, nor have there been any "reportable events" within the meaning of National Instrument 51-102.
    The Company remains under a management cease trade order related to
CoolBrands' securities against persons who have been directors, officers or insiders of CoolBrands as a result of the Company's failure to file the required certifications of its Chief Executive Officer and Chief Financial
Officer under Multilateral Instrument 52-109 - Certification of Disclosure in
Issuers' Annual and Interim Filings. Such order does not generally affect the ability of persons who have not been directors, officers or insiders of
CoolBrands to trade CoolBrands' securities.
    Until such time as the management cease trade order is lifted, CoolBrands intends to satisfy the alternative information guidelines recommended by
Ontario Securities Commission Policy 57-603 ("OSC Policy 57-603").
    There are no other changes otherwise required to be disclosed by the
Company under OSC Policy 57-603.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated,
CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.)

CO:  CoolBrands International Inc.

CNW 17:46e 13-JUN-07